Filed Pursuant to Rule 433

Registration No. 333-224608

March 11, 2019

PRICING TERM SHEET

RELX Capital Inc.

$950,000,000 4.000% Notes due 2029

Fully and unconditionally guaranteed by

RELX PLC

Issuer:	RELX Capital Inc.

Guarantor:	RELX PLC

Title of Securities:	4.000% Notes due 2029 (the “Notes”)

Principal Amount Offered:	$950,000,000

Maturity Date:	March 18, 2029

Coupon (Interest Rate):	4.000% semi-annually

Interest Payment Dates:	Semi-annually on March 18 and September 18 of each year, beginning on September 18, 2019

Record Dates:	The 15th calendar day preceding each Interest Payment Date, whether or not such day is a Business Day

Day Count Fraction:	30/360

Price to Public (Issue Price):	98.839% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds to the Issuer:	$934,695,500 (after underwriting discount and before other offering expenses)

Benchmark Treasury:	2.625% due February 15, 2029

Benchmark Treasury Price/Yield:	99-27 / 2.643%

Spread to Benchmark Treasury:	+150 basis points

Yield to Maturity:	4.143%

Make-Whole Call:	Make-whole call at the applicable Treasury Rate plus 25 basis points (before December 18, 2028 (the date that is three months prior to the Maturity Date))

Par Call:	At any time on or after December 18, 2028 (the date that is three months prior to the Maturity Date), the Notes will be redeemable in whole or in part at 100% of the principal amount of the Notes being redeemed, plus accrued interest on the principal amount being redeemed to the redemption date.

Trade Date:	March 11, 2019

Expected Settlement Date (T+5)*:	March 18, 2019

ISIN:	US74949LAC63

CUSIP:	74949L AC6

Listing / Trading:	Application will be made to the New York Stock Exchange for the Notes to be listed and traded thereon. There can be no assurance that any such application will be successful or that any such listing will be granted or maintained.

Denominations / Multiple:	$1,000 / $1,000

Delivery:	DTC

Ratings**:	Moody’s: Baa1 (stable); S&P: BBB+ (stable); Fitch: BBB+ (stable)

Joint Book-Running Managers:	J.P. Morgan Securities LLC Santander Investment Securities Inc. SG Americas Securities, LLC TD Securities (USA) LLC Wells Fargo Securities, LLC

*It is expected that delivery of the Notes will be made against payment therefore on or about March 18, 2019, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing and the next two succeeding business days should consult their own advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. Certain restrictions relating to the offering that are set forth in the prospectus apply to this document.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Santander Investment Securities Inc. toll free at 1-855-403-3636, SG Americas Securities, LLC toll free at 1-855-881-2108, TD Securities (USA) LLC toll free at 1-855-495-9846 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.